UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                                                   SEC File Number:001-12351

                           NOTIFICATION OF LATE FILING

(Check One):   Form 10-K       Form 20-F         Form 11-K          X Form 10-Q
 Form N-SAR

For Period Ended: September 30, 2003
__Transition Report on Form 10-K
__Transition Report on Form 20-F
__Transition Report on Form 11-K
__Transition Report on Form 10-Q
__Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Metris Companies Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

10900 Wayzata Boulevard
Address of Principal Executive Office (Street and Number)

Minnetonka, Minnesota 55305
City, State and Zip Code




                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ____

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

Metris Companies Inc. (the "Company") could not file its quarterly report on Form 10-Q for the quarter ended September 30, 2003, within the prescribed time period because of an outstanding valuation issue relating to the retained interests in loans securitized by the Company. The Company's outside auditors, KPMG LLP, issued a letter to the Audit Committee noting a material weakness involving internal control relating to the Company's policies and procedures for valuing its retained interests. The Company is analyzing its policies and procedures and will convey the results of that analysis to KPMG. The Company will complete its analysis for this and prior periods and file its report for the quarter ended September 30, 2003, as soon as possible.

                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John A. Witham             (952) 525-5028

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).    X Yes       No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                       X Yes       No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to resolution of the outstanding valuation issue discussed above, set forth below is an explanation of the anticipated change in results of operations from the corresponding period in the last fiscal year:

Net loss for the three-months ended September 30, 2003, was $120.3 million, compared to a net loss of $1.3 million for the third quarter of 2002. Diluted loss per common share for the three-months ended September 30, 2003 was $2.27 compared to a diluted loss per common share of $0.19 for the third quarter of 2002. The $119.0 million increase in net loss is due to a $5.8 million decrease in "Net interest income," a $6.7 million decrease in "Provision for loan losses," a $138.9 million decrease in "Other operating income" and a $21.3 million increase in "Other operating expense." Included in the third quarter 2003 results is a $67.1 million after-tax net loss consisting of special items associated with the impacts from the sale of the Company's membership club and warranty business, a credit card loan portfolio sale of approximately $590 million, a workforce reduction, the sale of certificates of deposit, the write-down of certain fixed assets and leases, and a portfolio sale of approximately $500 million, which closed on November 13, 2003.

Net loss for the nine-months ended September 30, 2003 was $161.0 million, compared to net income of $14.6 million for the first nine-months of 2002. Diluted loss per common share for the nine-months ended September 30, 2003 was $3.32 compared to diluted loss per common share of $0.22 for the nine-months ended September 30, 2002. The $175.6 million decrease in net income primarily relates to a $79.8 million decrease in "Net interest income," and a $344.8 million decrease in "Other operating income" offset by a $121.0 million decrease in "Provision for loan losses" and a $42.5 million decrease in "Other operating expense." In addition to the $67.1 million net loss after-tax consisting of special items noted above, the nine-month period ended September 30, 2003 includes a $15.1 million after-tax charge for workforce reductions and the write-down of certain assets and leases taken in the first and second quarters of 2003. Included in the same nine-month period of 2002 is the $5.9 million after-tax write-down of a portfolio of charged-off loans purchased in 2001 and 2000.


                              Metris Companies Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    November 17, 2003                  By: /s/John A. Witham
                                            Name:  John A. Witham
                                            Title: Executive Vice President
                                                   and Chief Financial Officer